Exhibit 21.1

List of Subsidiaries

Name of Entity:	State/Country of Organization
SES Holdings Pte. Ltd.	Singapore
SolidEnergy Systems, LLC	Massachusetts
SES (Shanghai) Co., Ltd.	China
SolidEnergy Systems Securities Corporation	Massachusetts
Viking Power Systems Pte. Ltd.	Singapore
SES AI Korea Co., Ltd.	South Korea
SES Energy Pte. Ltd.	Singapore